UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-194257

Liquidity Services, Inc. 401(k) Profit Sharing Plan

(Exact name of registrant as specified in its charter)

Liquidity Services, Inc.

6931 Arlington Road, Suite 460

Bethesda, Maryland 20814

(202) 467-6868

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the

Liquidity Services, Inc. 401(k) Profit Sharing Plan

(Title of each class of securities covered by this Form)

Liquidity Services, Inc. common stock, par value $0.001 per share.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Liquidity Services, Inc. 401(k) Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on this 2nd day of October, 2023.

Liquidity Services, Inc. 401(k) Profit Sharing Plan & Trust (on behalf of Liquidity Services, Inc. 401(k) Profit Sharing Plan
(plan)

By:	/s/ Novelette Murray
Novelette Murray
Trustee

[1]

The Registrant stopped accepting investments in the Registrant’s stock fund under the Liquidity Services, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of March 21, 2023. Effective March 28, 2023, all shares of the Registrant’s common stock, par value $0.001 per share, and other Plan interests held in the stock fund under the Plan were reinvested into non-Registrant investment vehicles. Accordingly, on March 28, 2023, the Registrant filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister all of the previously registered shares of the Registrant’s common stock, par value $0.001 per share, and other Plan interests that remained unissued and unsold under the Plan. Therefore, interests in the Plan no longer require registration under the Securities Exchange Act of 1934, as amended. This Form 15 has been filed to suspend the duty of the Plan to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.